UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

B2 HEALTH, INC.

(Name of Issuer)

              COMMON STOCK

 (Title of Class of Securities)

                   05603U 103

 (CUSIP Number)

John Quam, President
7750 N. Union Blvd. # 201

Colorado Springs, CO  80920
                  (719) 266-1544  (tel)  (425) 940-7748   (fax)

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

                   October 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05603U 103

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     John R. Overturf, Jr.

(2) Check the Appropriate Box if a Member (a) [   ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 177,500
Beneficially Owned	(8) Shared Voting Power
by Each Reporting	(9) Sole Dispositive Power 177,500
Person With	(10)Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       177,500 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      35.1%

(14) Type of Reporting Person*              IN

          *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

           The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of B2 Health, Inc., a Delaware corporation (the “Company”).  The address and principal executive offices of the Company is 7750 N. Union Blvd. # 201, Colorado Springs, CO  80920.

ITEM 2.  IDENTITY AND BACKGROUND

             (a)-(c)     John R. Overturf, Jr., 7750 N. Union Blvd. # 201, Colorado Springs, CO  80920, is a Director of the Company.

             (d)-(f)     The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Mr. Overturf acquired 50,000 of the securities of the Company that he owns, for cash consideration of $0.01  per share, or, total cash consideration of $500.  An additional 125,000 shares were acquired for cash consideration of $50,000.   The funds were used by the Company for working capital needs and other general and administrative expenses of B2 Health. An additional 2,500 shares were acquired for his services as a director.

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Overturf is a founder and a director of the Company.

             Mr. Overturf is also a secured creditor of the Company.  Effective April 3, 2007, the Company entered into a Credit Agreement with Mr. Overturf.  As Lender, Mr. Overturf has made a credit facility available to the Company in the maximum amount of $50,000.  Interest on amounts borrowed shall accrue interest at the rate of 10% per annum.  Interest shall be payable , at the option of Lender, either in cash or in shares of the Company’s common stock valued at $0.50 per share. In addition, Mr. Overturf will receive a financing fee in the form of ten shares of common stock for every $1,000 advanced under the Credit Agreement.  Lender’s commitment to lend under the Credit Agreement  terminates December 31, 2007.  The Advances made pursuant to the Credit Agreement are secured by a Security Agreement effective April 3, 2007 by and between the Company as Debtor and John R. Overturf, Jr., as Secured Party.

              On October 30, 2007, the Securities and Exchange Commission declared effective a registration statement on Form SB-2, SEC File No. 333-145999 covering the Company’s self-underwritten public offering of up to 500,000 shares of common stock at a price of $1.00 per share.  The offering is ongoing as of the date of this report.

             The securities of the Company were acquired by Mr. Overtuf for investment.  Mr. Overturf reserves the right to acquire additional shares of the Company’s common stock, either in open market purchases should a public trading market for its shares develop, in private transactions or, in the offering covered by the foregoing registration statement, but only after the minimum offering of 200,000 shares has been sold.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)     At the close of business on October 30, 2007, Mr. Overturf beneficially owned directly 177,500 shares of common stock.

          Mr. Overturf would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 177,500 shares of common stock.  The securities represent 35.1% of the issued and outstanding shares of common stock of the Company, before giving effect to the possible sale of additional shares of common stock by the Company in its self-underwritten, public offering covered by the registration statement identified in this report.  The foregoing is based upon 567,500 shares of common stock issued and 505,000 outstanding as of the date of this report.

         (b)     Mr. Overturf has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above.

         (c)     Mr. Overturf has not bought or sold any shares of common stock during the past 60 days.

(d)

Not applicable

(e)

Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           As more fully described in this report, Mr. Overturf is a Director of the Company and a secured creditor of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       1.     Security Agreement in favor of John R. Overturf, Jr., dated April 3, 2007.*

       2.     Credit Agreement in favor of John R. Overturf, Jr., dated April 3, 2007*

        *     Incorporated by reference from the Company’s registration statement on Form SB-2, SEC File No. 333-145999, as filed with the Commission on September 11, 2007.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_November 5, 2007 (Date)
_John R. Overturf, Jr. (Signature)
John R. Overturf, Jr., Director (Name/Title)

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